Filed Pursuant to Rule 424(b)(5)
Registration No. 333-225230

AMENDMENT NO. 1 DATED MARCH 23, 2010

to

PROSPECTUS SUPPLEMENT DATED JULY 17, 2019

(To the Prospectus Dated June 13, 2018)

Up to $15,849,975

Common Stock

This Amendment No. 1 to Prospectus Supplement (this “Amendment”) amends and supplements the information in our prospectus supplement dated July 17, 2019 (the “Prospectus Supplement”) and the accompanying prospectus dated June 13, 2018 (the “Prospectus”). This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement or the accompanying Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement, the accompanying Prospectus, and any future amendments or supplements hereto or thereto.

We filed the Prospectus Supplement in connection with that certain Sales Agreement, dated July 17, 2019 (the “Sales Agreement”), by and between SVB Leerink LLC (“SVB Leerink”), acting as the agent, and us. Since July 17, 2019, we have sold an aggregate of 630,907 shares of our common stock pursuant to the Sales Agreement with an aggregate sales price of $5,356,401. Consequently, up to $34,643,599 remains available for sale by us under the Sales Agreement.

We are filing this Amendment to amend the Prospectus Supplement to provide certain information required by General Instruction I.B.6 of Form S-3. As of March 19, 2020, the aggregate market value of our outstanding common stock held by non-affiliates, or our public float, was $47,549,925, which was calculated based on 5,185,379 shares of our outstanding common stock held by non-affiliates as of March 23, 2020, and a price of $9.17 per share, the closing price of our common stock on February 4, 2020. During the 12 calendar months prior to, and including, the date of this Amendment, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3.

Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to this Amendment, the Prospectus Supplement and the accompanying Prospectus with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000. As a result of these limitations and our current public float, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $15,849,975 from time to time through SVB Leerink. If our public float increases such that we may sell shares in excess of the amount reflected in this Amendment, we will file another amendment to the Prospectus Supplement prior to making such additional sales.

Our common stock is listed on the Nasdaq Capital Market under the symbol “IMUX.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” contained in the documents we incorporate by reference in this Prospectus Supplement to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

SVB Leerink

The date of this Amendment No. 1 to Prospectus Supplement is March 23, 2020.